02031793

P.E 12-31-2001

0-17164

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the year ended: December 31, 2001

INTASYS CORPORATION
(Translation of registrant's name into English)

388 St Jacques, Suite 800, Montreal, QC, H2Y 1S1
(Address of principal executive offices)

P

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intasys Corporation
(Registrant)

Date: April 22, 2002

By: [signature]
Daniel Bertrand
Vice President &
Chief Financial Officer

0839435

INDEX

Annual Report 2001

intasys

intasys
billing technologies

mamma
The Mother of All Search Engines™

September 11, 2001

A date that shocked and disturbed us while refocusing our attention to reflect on and reorient our priorities. Our perspectives on what is important have been inalterably rearranged as we come to grips with the values and beliefs that we wish to protect and preserve. In this context, the business environment takes a back seat to, what we now realize, are cherished fundamentals that we have taken for granted and which we now must assure are reinforced and entrenched. Part of the process, as the people of New York City have accomplished with laudable resolve, is demonstrating by our actions that we can overcome adversity and re-establish the rhythm of our lives with a determination that underscores the inherent strength of our way of life. This includes reinvigorating our businesses as a principle part of the fabric of our lives.

Table of Contents

Letter to Shareholders

At Intasys, reinvigorating your company is our priority. Despite the technology burnout of 2000 and the turbulent business environment of 2001, we have been successful in positioning ourselves for a rewarding future. This has happened as a result of the efforts of a dynamic team of people, management and all our personnel. In the short time that I have been involved with Intasys, the talent and dedication of the people who are critical to our success have impressed me. We have a compact management team – Daniel Bertrand, Vice-President and Chief Financial Officer; David Perez, Vice-President, General Counsel and Corporate Secretary; Guy Fauré, President and CEO of Mamma.com Inc.; Michael Tinmouth, President and CEO of Intasys Billing Technologies. As well, the personnel in North America, the United Kingdom and Australia are experienced, capable and focused on achieving success.

A significant event in 2001 was the acquisition of the balance of Mamma.com. With Intasys Billing Technologies, we now have two wholly owned subsidiaries that have refocused us from a technology incubator to an operating company.

Mamma.com is a meta search engine that provides users with a broad access base to information requests and customers with advertising designed for effective audience targeting. Initiatives launched during the year are expected to impact positively on both revenue and profitability. These include: an automated paid-for-placement offer enabling small companies and entrepreneurs to attract prospects to their web sites; media placement; and data base marketing. Visit us at www.mamma.com

Intasys Billing Technologies is a global provider of wireless, internet-compatible billing and customer information systems. Its proven system and expertise position it to respond to an increasingly active marketplace as mobile telecom networks and service providers upgrade their systems to handle the ever-increasing complexity and volume of new services being offered.

Intasys has focused on its two operating units with a view to positioning ourselves to seize business opportunities and undertake strategic growth. Pivotal to enabling these activities is establishing a sound financial base and a bottom line driven commitment. The results for 2001 are testimony to our being on track with both these objectives. Intasys Billing Technologies achieved profitability for the year while Mamma.com's attention to operating costs resulted in considerable improvement despite the difficult market conditions. For Intasys Corporation, operating cash flow improved from cash used of $6,726,558 in 2000 to $141,482 in 2001.

Investors have been "through the wringer" as a result of the adjustments in the technology sector. We are confident that the personnel of Intasys are focused on a value proposition that will reward our shareholders for their patience and support.

At the Annual General Meeting, two of our Directors will be leaving our board. Steve Saviuk has been a board member for three years. We thank Steve for his significant contributions to Intasys Corporation and, in particular, for his strong leadership during his tenure as Chairman and CEO. Laurent Nadeau has been a board member of Intasys since July 2001 and for the previous two years he was a member of Mamma.com's board of directors. Laurent's contributions to Mamma.com and his valued input to Intasys during the integration of Mamma.com are much appreciated.

David Goldman

Chairman and Chief Executive Officer
April 11, 2002

Management's Discussion and Analysis

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes, presented in accordance with Canadian generally accepted accounting principles.

The Company's fiscal year end is December 31 and all amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Overview

Intasys Corporation (the Company), through, Mamma.com Inc., is an Internet media company with a predominantly U.S. market focus. Through Intasys Billing Technologies, it is a global provider of wireless, Internet-compatible billing and customer care information systems with customers located in the United Kingdom, Australia, United States and Canada. In 2001, the Company provided strategic investment capital in the new media and telecommunication sectors. Existing investments are located in Canada.

The Company has five types of revenues throughout the entire organization as follows: Billing licenses, Billing services, Search services, Banner advertising and other.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company's operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Forward-Looking Statements

Information contained in this annual report includes forward-looking statements, which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "desires," "will," "should," "projects," "estimates," "contemplates," "anticipates," "intends," or any negative such as "does not believe" or other variations thereof or comparable terminology. No assurance can be given that the future results described in the forward-looking statements will be achieved. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties of the Internet; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy requirements for continued listing on the NASDAQ SmallCap Market in the event that the minimum bid price for the stock falls below $1; the adverse resolution of litigation. For additional information with respect to certain of these and other factors, see the reports filed by Intasys Corporation with the Securities and Exchange Commission. All information contained in this annual report is qualified in its entirety by the foregoing and reference to the other information the company files with the United States Securities and Exchange Commission. Unless otherwise required by applicable securities laws, Intasys Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations

Revenues

The Company recorded revenues of $11,978,059 in fiscal 2001, a decrease of 17% from its 2000 revenues of $14,431,554, the latter having increased by 187% from 1999 revenues of $5,023,822. The decrease in 2001 was mainly due to adverse Internet market conditions whereas the growth in 2000 was largely due to the acquisition of Mamma.com. In 2000, Mamma.com accounted for revenues of $7,550,300 whereas Mamma.com accounted for $474,486 in 1999, due to the fact that it was acquired at the end of November 1999.

Cost of goods sold, selling and administrative expenses

As a percentage of revenues, cost of goods sold, selling and administrative expenses decreased to 96% for fiscal 2001, down from 141% for fiscal 2000, reflecting a significant cost reduction of $8,808,817 throughout the Company. Expenses in all departments were reviewed and reduced in order to adjust the Company's cost structure. For fiscal 1999, expenses represented 185% of revenues largely as a result of the Company's structure.

Research and development expenses (R&D)

R&D expenses, net of tax credits, were at $1,773,233 in fiscal 2001, compared to $2,212,218 in fiscal 2000 and $1,466,663 in fiscal 1999. A general reduction in fiscal 2001 compared to 2000 of expenses throughout our entire organization was primarily due to rationalization of R&D activities. In fiscal 1999, one of our subsidiaries contributed to revenues and expenses for only a month compared to a full year in fiscal 2000 as explained in revenues section above.

Amortization and write-down of capital assets

Amortization and write-down of capital assets was $584,261 for fiscal 2001 compared to $1,962,485 in fiscal 2000 and $1,446,828 in fiscal 1999. The decrease in fiscal 2001 was mainly due to a software write-down of $784,637. This software write-down also explains the increase in 2000 compared to fiscal 1999.

Restructuring charges

Restructuring charges were $184,406 for fiscal 2001 compared to $1,029,167 for fiscal 2000 and $646,192 for fiscal 1999. In fiscal 2000, the Company recorded a significant amount due to the magnitude of these non-recurring charges. These charges included cost related to severance packages, disposal of assets and facility closure costs.

Non-controlling interest

The non-controlling interest represented the minority interest in Mamma.com. In July 2001, the Company acquired the remaining minority shareholders' interest in Mamma.com. As a result, the non-controlling interest for the six-month-period ended June 30, 2001 represented $177,698. After the transaction, the Company owns 100% of Mamma.com, and consequently, no non-controlling interest has been recorded. In fiscal 2000, non-controlling interest represented the proportion of minority interest for a full year. In fiscal 1999, non-controlling interest represented the proportion of minority interest for only one month due to the fact that the Company acquired Mamma.com in November 1999.

Share of results of companies subject to significant influence

In fiscal 1999, the Company expanded its focus to a strategic technology investment and incubation company in the wireless communications, Internet and e-commerce sectors of the new economy. Consequently, in fiscal 2000, the Company recorded $2,007,415 as its share of results of companies subject to significant influence. In fiscal 2001, it recorded $748,972.

Unrealized loss on marketable securities, investments and write-down of advances

Based on its assessment of the economic value of its short-term marketable securities and due to an other than temporary decline in value for its long-term investments, the Company recorded an unrealized loss on marketable securities, investments and write-down of advances totaling $4,903,899 in fiscal 2001 and $4,015,987 in fiscal 2000. The marketable securities and long-term investments relate to minority interests in corporations that are not related to Mamma.com and Intasys Billing Technologies, the latter now comprising the current focus of the Company.

Amortization and write-down of goodwill

Amortization and write-down of goodwill decreased to $7,455,353 in fiscal 2001, compared to $16,313,528 in fiscal 2000 and $338,887 in fiscal 1999. The goodwill was mainly related to the step acquisition of Mamma.com. In fiscal 1999, the Company acquired a 69% voting interest in Mamma.com and in fiscal 2001, it acquired the remaining minority shareholder's interest in Mamma.com. As at December 31, 2001, all remaining goodwill had been fully amortized or written off.

In July 2001, the CICA issued Handbook Section 1581, "Business Combinations", and Section 3062, "Goodwill and Other Intangibles Assets". Section 1581 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting. These sections also broaden criteria for recording intangible assets separately from goodwill. Upon the adoption of Section 3062, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. Section 3062 requires the use of a non-amortization approach; goodwill and indefinite-lived intangibles to not be amortized, but instead be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceed their fair value. The Company has adopted these sections as of July 1, 2001.

Loss for the year

Net loss decreased to $14,606,683 ($4.55 per share), down from $32,236,492 ($11.97 per share) in fiscal 2000 and $7,864,673 ($4.95 per share) in fiscal 1999.

In accordance with United States generally accepted accounting principles ("GAAP"), net loss was $14,254,678 ($4.44 per share) in fiscal 2001 compared with $30,399,304 ($11.29 per share) in fiscal 2000 and $7,864,673 ($4.95 per share) in fiscal 1999. Differences between Canadian GAAP and United States GAAP in fiscal 2001 and 2000 arise mainly from different accounting treatments of stock-based compensation costs and unrealized loss on marketable securities. In 1999, there were no differences to such accounting treatments.

Segment results

During 2001, the Company operated under three reportable segments and presented these segments retroactively in fiscal 2000 and 1999.

The Investment Management unit generated revenue of $24,222 and a net loss for the year of $14,201,373 in fiscal 2001 compared to revenue of $121,970 and a net loss of $25,786,069 in fiscal 2000 and no revenue and a net loss of $3,302,627 in fiscal 1999.

The Internet media unit generated revenue of $4,183,770 and a net loss for the year of $672,945 in fiscal 2001 compared to revenue of $7,550,300 and a net loss of $1,713,800 in fiscal 2000 and $474,486 in revenue and net profit of $14,265 in fiscal 1999.

The Billing Systems unit generated revenue of $7,770,067 and a net profit of $267,635 in fiscal 2001 compared to revenue of $6,759,284 and a net loss of $4,736,623 in fiscal 2000 and revenue of $4,549,336 and a net loss of $4,576,311 in fiscal 1999.

Liquidity and capital resources

As at December 31, 2001, the Company had $2,314,072 in cash and cash equivalents, $240,643 in marketable securities and working capital of $2,202,718, compared to $3,775,206 in cash and cash equivalents, $2,139,940 in marketable securities and working capital of $5,898,756 as at December 31, 2000.

In fiscal 2001, operating activities used $141,482 in cash compared to $6,726,558 in fiscal 2000 and $6,805,199 in fiscal 1999.

Investing activities used cash of $2,121,089 in fiscal 2001, mainly due to the acquisition of the minority interests in Mamma.com for a cash consideration of $1,422,167 and the acquisition of preference shares of LTRIM Technologies Inc. for a cash consideration of $588,594, compared to used cash of $8,814,651 in fiscal 2000, related to investments of $6,797,056 and the acquisition of capital assets of $2,408,079. In fiscal 1999 used cash was $12,763,391, mainly related to investments.

Financing activities generated $896,790 in fiscal 2001, compared to $8,302,996 in fiscal 2000 and $24,938,409 in fiscal 1999. Financing activities consisted mainly of issuance of capital stock through several private placements.

The Company considers that the cash and cash equivalents along with marketable securities will be sufficient to meet normal operating requirements throughout fiscal 2002. In the longer term, the Company may require additional liquidity to fund growth, which could include additional equity offerings, debt financing or other instruments.

The Company does not employ a line of credit.

Dividend policy

The Company has never paid dividends on any class of its Common Stock. The Company's management anticipates that earnings generated from the Company's operations will be used to finance the Company's working capital and market expansion opportunities and that for the foreseeable future cash dividends will not be paid to holders of the Company's Common Stock.

Risks and risk management

The Company engages in activities in highly competitive areas which are characterized by rapid technological change, shifting client preferences and new product and service developments. The Company's strategy is to develop emerging specialty practices to support its growth and compensate for the maturity of certain activities.

The Company's growth has been primarily based on internal expansion. Acquired businesses might be successfully combined with those of the Company to achieve the anticipated benefits. Moreover, the management of rapid growth requires, among other things, increased marketing activities, the hiring of personnel, and stringent management and financial controls. The success of the Company is also dependent upon its ability to continue to attract, retain, train and motivate qualified personnel at all levels of the organization.

The Company expects that its international activities will continue to account for a significant portion of its business, mainly through its foreign subsidiaries. However, since most of the Company's subsidiaries and business units transact mainly in their respective local currencies, fluctuations in the value of the U.S. dollar relative to foreign currencies are not expected to have a material adverse affect on operating results. The Company has not been hedging and does not intend to hedge currency risks in the future.

The Company has historically offered and will continue to offer products or services on contract. These contracts generally may not be terminated unilaterally by the Company. Although the Company often relies on its proprietary tools and methodologies and its past experience to reduce the risks associated with estimating, planning and providing products or services, the Company generally bears the risks of cost overruns and their inflation.

Our customers typically invest substantial time, money, and other resources when deciding to license our billing software products, in particular in situations where the Company is making large enterprise-wide sales. During this long sales cycle, events may occur that affect the size or timing of the order or even cause it to be cancelled. The time required for implementation of our product varies among our customers and may last several months, depending on our customers' needs. Also, if a customer hires a third party to install our products, we cannot be sure that our products will be installed successfully.

The industries the Company engages in are subject to rapid technological change and there can be no assurance that the Company will be able to adapt to such change in a timely fashion or that the introduction of new products and services by others will not render the Company's copyrights, licenses, trade secrets, trademarks, products and services less competitive or obsolete. The Company expects to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on the Company's results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services.

The Company relies upon a combination of trade secret, copyright and trademark laws to protect its intellectual property. The Company maintains a practice of entering into confidentiality agreements with its management and key employees with respect to such assets and limits access to, and distribution of these, and other proprietary information. However, the steps the Company takes to protect its intellectual property may not be adequate to deter misappropriation of the Company's proprietary information. In addition, the Company may be unable to detect unauthorized uses of and take appropriate steps to enforce its intellectual property rights. Although senior management believes that the Company's services and products do not infringe on the intellectual property rights of others, the Company is subject to the risk that such a claim may be asserted in the future.

The success of the Company is dependent upon the experience and abilities of its senior management. There is significant competition in the Company's industries for qualified personnel. There can be no assurance that the Company will be able to retain its existing personnel or will be able to recruit new personnel to support its business marketing objectives, goals and plans.

The Company does not believe that the relatively moderate rates of inflation experienced in the United Kingdom, Australia, the United States and Canada in recent years have had a significant effect on its revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which the Company transacts business, the Company does not believe that such rates have had a material effect on the Company's results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company's results of operations, financial condition and cash flows.

As described in the Company financial statements for the period ended December 31, 2001, the Company has 1,341,425 warrants and 451,750 stock options outstanding. As at the date of this Annual Report, the exercise price of all warrants and a few stock options is above the market price of the Company's shares of Common Stock. Nevertheless, to the extent that the market value of the Company's shares of Common Stock increases above the respective exercise prices of the warrants and options, as the case may be, their exercise could result in the issuance of an additional 1,793,175 shares of Common Stock. To the extent such shares are issued, the percentage of Common Stock held by existing Intasys stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares of existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices less than fair market value, the opportunity to profit from a rise in the market price of the Common Stock, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, the Company reserves the right to issue additional shares of Common Stock or securities convertible into or exercisable for Common Stock, at prices, or subject to conversion and exercise terms, resulting in a reduction of the percentage of outstanding Common Stock they hold and, under certain circumstances, a reduction of the net tangible book value of existing stockholders' shares of Common Stock.

Management's Report

The consolidated financial statements and all the information contained in this annual report are the responsibility of management, and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management according to Canadian generally accepted accounting principles which, except as described in note 25, conform in all material respects with accounting principles generally accepted in the United States. The consolidated financial statements include amounts based on the use of best estimates and judgments. Management has established these amounts in a reasonable manner to ensure that the consolidated financial statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in the annual report and has ensured that it agrees with the consolidated financial statements. The Company maintains control systems for internal accounting and administration. The objective of these systems is to provide a reasonable assurance that the financial information is pertinent, reliable and accurate and that the Company's assets are properly accounted for and safeguarded.

The Board of Directors is entrusted with ensuring that management assumes its responsibilities with regard to the presentation of financial information and is ultimately responsible for the examination and approval of the consolidated financial statements. The Board discharges this responsibility principally through its Audit and Finance Committee whose members are a majority of external directors. This Committee meets periodically with management and the external auditors to discuss the internal controls exercised over the process of presentation of financial information, questions of auditing and questions on the presentation of financial information in order to assure themselves that each party properly fulfills its function and also to examine the consolidated financial statements and the external auditors' report.

The consolidated financial statements have been audited on behalf of the shareholders by the external auditors, PricewaterhouseCoopers LLP. The auditors have free and full access to internal records and to the Audit and Finance Committee.

David Goldman
Chairman of the Board and
Chief Executive Officer

Daniel Bertrand
Vice-President and
Chief Financial Officer

Auditors' Report

To the Shareholders of Intasys Corporation

We have audited the consolidated balance sheets of **Intasys Corporation** as at December 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Montreal, Canada
February 21, 2002

Consolidated Balance Sheets

(expressed in U.S. dollars)

	As at December 31, 2001 $	As at December 31, 2000 $
Assets		
Current assets		
Cash and cash equivalents	**2,314,072**	3,775,206
Marketable securities *(note 3)*	**240,643**	2,139,940
Accounts receivable *(note 4)*	**2,078,715**	4,177,492
Work in progress	**2,366**	178,502
Prepaid expenses and other assets *(note 5)*	**271,063**	941,007
	4,906,859	11,212,147
Investments *(note 6)*	**1,101,809**	4,585,774
Capital assets *(note 8)*	**1,131,316**	1,644,983
Goodwill *(note 9)*	**-**	6,200,000
	7,139,984	23,642,904
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities *(note 10)*	**2,226,712**	3,356,958
Reserve for restructuring *(note 11)*	**165,067**	584,731
Deferred revenue	**292,188**	1,258,218
Income taxes payable	**20,174**	113,484
	2,704,141	5,313,391
Non-controlling interest	**-**	1,528,942
	2,704,141	6,842,333
Contingencies and commitments *(note 22)*		
Shareholders' Equity		
Capital stock *(note 12)*		
Authorized		
Unlimited common shares Issued and outstanding - 4,058,858 common shares (2000 - 2,717,960)	**68,077,781**	63,502,772
Additional paid-in capital *(note 13)*	**339,550**	2,180,976
Deferred stock-based compensation *(note 13)*	**(418,727)**	-
Cumulative translation adjustment	**(243,205)**	(170,304)
Deficit	**(63,319,556)**	(48,712,873)
	4,435,843	16,800,571
	7,139,984	23,642,904

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

David Goldman
Chairman and Chief Executive Officer

Irwin Kramer
Director

Consolidated Statements of Operations

(expressed in U.S. dollars)

	For the years ended December 31,		
	2001	2000	1999
	$	$	$
Revenue *(note 15)*	**11,978,059**	14,431,554	5,023,822
Expenses			
Cost of goods sold, selling and administrative	**11,480,797**	20,289,614	9,339,763
Net research and development *(note 20)*	**1,773,233**	2,212,218	1,466,663
Amortization and write-down of capital assets	**584,261**	1,962,485	1,446,828
Restructuring charges *(note 11)*	**184,406**	1,029,167	646,192
	14,022,697	25,493,484	12,899,446
Interest expense	**18,739**	12,347	30,390
Interest revenue	**(190,362)**	(714,074)	(355,512)
Non-controlling interest	**(177,698)**	(1,436,096)	(24,716)
Share of results of companies subject to significant influence	**748,972**	2,007,415	-
Loss on disposal of a subsidiary	-	898,550	-
Realized gain on marketable securities	**(101,581)**	(36,381)	-
Unrealized loss on marketable securities, investments and write-down of advances *(note 16)*	**4,903,899**	4,015,987	-
	5,201,969	4,747,748	(349,838)
Loss before amortization and write-down of goodwill and income taxes	**(7,246,607)**	(15,809,678)	(7,525,786)
Provision for (recovery of) current income taxes	**(95,277)**	113,286	-
Loss before amortization and write-down of goodwill	**(7,151,330)**	(15,922,964)	(7,525,786)
Amortization and write-down of goodwill (net of income taxes of nil)	**7,455,353**	16,313,528	338,887
Loss for the year	**(14,606,683)**	(32,236,492)	(7,864,673)
Basic and diluted loss per share before amortization and write-down of goodwill *(note 14)*	**(2.23)**	(5.91)	(4.74)
Basic and diluted loss per share *(note 14)*	**(4.55)**	(11.97)	(4.95)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(expressed in U.S. dollars)

	Common shares #	Common shares $	Additional paid-in capital $	Equity component of convertible debt $	Deferred stock-based compensation $	Cumulative translation adjustment $	Deficit $
Balance, December 31, 1998	1,209,352	15,827,186	416,020	76,929	-	-	(8,611,708)
Shares and warrants issued on private placement	548,737	14,570,000	3,120,000	-	-	-	-
Shares issued on acquisition of Domus	4,000	130,000	-	-	-	-	-
Shares issued on acquisition of Latitude	4,667	70,000	-	-	-	-	-
Shares issued on acquisition of Mamma.com	381,537	15,261,488	-	-	-	-	-
Shares issued on exercise of warrants	229,561	6,702,818	(166,195)	-	-	-	-
Shares issued on exercise of employee options	46,940	544,098	-	-	-	-	-
Shares issued in lieu of interest on convertible debentures	597	16,636	-	-	-	-	-
Shares issued on conversion of debt	41,074	897,848	-	(76,929)	-	-	-
Loss for the year	-	-	-	-	-	-	(7,864,673)
Balance, December 31, 1999	2,466,465	54,020,074	3,369,825	-	-	-	(16,476,381)
Shares issued on private placement	19,600	550,760	9,240	-	-	-	-
Shares issued on exercise of warrants	186,070	8,192,350	(1,198,089)	-	-	-	-
Shares issued on exercise of employee options	45,825	739,588	-	-	-	-	-
Cumulative translation adjustment for the year	-	-	-	-	-	(170,304)	-
Loss for the year	-	-	-	-	-	-	(32,236,492)
Balance, December 31, 2000	2,717,960	63,502,772	2,180,976	-	-	(170,304)	(48,712,873)
Shares issued for acquisition of minority interest of Mamma.com	436,898	1,092,245	38,975	-	-	-	-
Shares issued to a subsidiary's officer	100,000	164,000	-	-	-	-	-
Shares issued on private placement	600,000	825,000	69,000	-	-	-	-
Shares issued for brokerage fees	54,000	-	6,000	-	-	-	-
Shares issued for financial services	150,000	324,000	214,363	-	(418,727)	-	-
Expired warrants	-	2,169,764	(2,169,764)	-	-	-	-
Cumulative translation adjustment for the year	-	-	-	-	-	(72,901)	-
Loss for the year	-	-	-	-	-	-	(14,606,683)
Balance, December 31, 2001	4,058,858	68,077,781	339,550	-	(418,727)	(243,205)	(63,319,556)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(expressed in U.S. dollars)

	For the years ended December 31,		
	2001	2000	1999
	$	$	$
Cash flows from Operating activities			
Net loss	**(14,606,683)**	(32,236,492)	(7,864,673)
Adjustments for:			
Amortization and write-down of capital assets	**638,412**	2,448,027	1,570,570
Amortization and write-down of goodwill	**7,455,353**	16,313,528	338,887
Realized gain on disposal of capital assets	**(14,417)**	(25,935)	-
Realized gain on disposal of marketable securities	**(101,581)**	(36,381)	-
Imputed interest on convertible debt	**-**	-	16,636
Non-controlling interest	**(177,698)**	(1,436,096)	24,716
Interest revenue on investments and management fees	**(33,080)**	(231,933)	
Loss on disposal of a subsidiary	**-**	898,550	-
Share of results of companies subject to significant influence	**748,972**	2,007,415	-
Unrealized loss on marketable securities, investments and write-down of advances *(note 16)*	**4,903,899**	4,015,987	-
Financial fees paid through issuance of capital stock	**119,636**	-	-
Advance to a public company subject to significant influence	**(452,085)**	-	-
Decrease (increase) in non-cash working capital items *(note 18)*	**1,377,790**	1,556,772	(891,335)
Total cash flows used in operating activities	**(141,482)**	(6,726,558)	(6,805,199)
Investing activities			
Investments	**(588,594)**	(6,797,056)	(12,013,852)
Proceeds on disposal of investments	**-**	378,450	-
Proceeds on disposal of capital assets	**85,577**	12,034	-
Purchase of minority interest in Mamma.com	**(1,422,167)**	-	-
Purchase of capital assets	**(195,905)**	(2,408,079)	(749,539)
Total cash flows used in investing activities	**(2,121,089)**	(8,814,651)	(12,763,391)
Financing activities			
Issuance (redemption) of equity of a subsidiary	**(3,210)**	9,147	-
Issuance of capital stock	**900,000**	8,293,849	24,938,409
Total cash flows provided by financing activities	**896,790**	8,302,996	24,938,409
Effect of foreign exchange rate changes on cash and cash equivalents	**(95,353)**	(110,135)	-
Change in cash and cash equivalents	**(1,461,134)**	(7,348,348)	5,369,819
Cash and cash equivalents - Beginning of year	**3,775,206**	11,123,554	5,753,735
Cash and cash equivalents - End of year	**2,314,072**	3,775,206	11,123,554
Cash and cash equivalents comprise:			
Cash	**646,794**	3,149,127	774,250
Short-term deposits	**1,667,278**	626,079	10,349,304
Supplemental disclosure of cash flow information			
Cash paid for interest	**20,989**	24,270	11,792
Cash paid for income taxes	**-**	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

1 Nature of business

The Company, through Mamma.com Inc., is an Internet media company with customers located mainly in the United States. Through Intasys Billing Technologies, it is a global provider of wireless, Internet-compatible billing and customer care information systems with customers located in the United Kingdom, Australia, the United States and Canada. Intasys Corporation also provides strategic investment capital in the new media and telecommunications sectors. Existing investments are located in Canada.

2 Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 25, conform in all material respects with accounting principles generally accepted in the United States.

a) Basis of consolidation
These consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

b) Cash and cash equivalents
Cash and cash equivalents consist of cash balances with banks and highly liquid investments with original maturities of less than ninety days from the date of acquisition.

c) Marketable securities
Marketable securities are carried at the lower of cost and market value.

d) Work in progress
Work in progress is valued at the lower of cost and net realizable value.

e) Investment tax credits
The Company is entitled to scientific research and experimental development ("SRED") tax credits granted by the Canadian federal government ("Federal") and the government of the Province of Quebec ("Provincial"). Federal SRED tax credits, which are non-refundable, are earned on qualified Canadian SRED expenditures at a rate of 20%. Provincial SRED tax credits, which are refundable, are earned on qualified SRED salaries in the Province of Quebec at a rate of 20%.

Tax credits are accounted for using the cost reduction method. Under this method, tax credits relating to eligible expenditures are deducted from the cost of the related assets or included in the statement of operations as a reduction of the related expenses in the period during which the expenditures are incurred, provided there is reasonable assurance of realization.

f) Investments
The Company's investments in less than 50% owned companies over which the Company has the ability to exercise significant influence are accounted for using the equity method. If the Company does not have the ability to exercise significant influence, the investment is accounted for using the cost method.

g) Capital assets
Capital assets are recorded at cost less accumulated amortization. Amortization is calculated using the following annual rates, bases and periods:

Computer equipment and software	20% to 30% declining balance and straight-line over 3 to 5 years
Furniture and fixtures	20% declining balance and straight-line over 3 to 5 years
Leasehold improvements	straight-line over 5 to 11 years
Billing technology software	straight-line over 5 years

The Company regularly reviews the carrying value of its capital assets. If their carrying value exceeds the amount recoverable, a write-down is charged to the consolidated statement of operations.

h) Goodwill
Goodwill is stated at cost less accumulated amortization which is calculated on a straight-line basis over its estimated useful life. In 1999, the Company acquired Mamma.com Inc. which resulted in recording goodwill of $22,582,366. This goodwill is being amortized over its estimated useful life for a maximum of three years. In 2001, the Company acquired 100% of Mamma.com's remaining minority shareholders' interest.

The Company periodically assesses the carrying value of goodwill when events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of goodwill is measured by comparison of the carrying amount to future net undiscounted cash flow expected to be generated. The amount of write-down, if any, is measured as the excess of the carrying value over the estimated net recoverable amount.

i) Research and development costs
Research costs, including research performed under contract by third parties, are expensed as incurred. Development costs are also generally expensed as incurred unless such costs meet the criteria under generally accepted accounting principles for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product which the Company intends to produce and market, there must be a clearly defined market for the product and the Company must have the resources, or access to the resources, necessary to complete the development. The Company has not deferred any such development costs during the years ended December 31, 2001 and 2000.

Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

2 Summary of significant accounting policies (continued)

j) Revenue recognition

The Company recognizes revenue from the sale of software licenses and related post-contract customer support and other related services in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition". Fees from arrangements involving licenses, post-contract customer support and other related services are allocated to the various elements based on vendor-specific objective evidence of fair value of each of the elements. Revenue from software licenses is recognized when persuasive evidence of an arrangement exists, the software product has been delivered, there are no uncertainties surrounding product acceptance, the related fees are fixed or determinable, and collection is considered reasonably assured. Revenue from post-contract customer support elements is recognized ratably over the related support period. Revenue from other related services is recognized as the services are performed.

The Company recognizes revenue from search services, banner advertising and sponsorships when the following criteria are satisfied:

(a) the fee is fixed or determinable;

(b) collectibility is probable;

(c) the revenue is not subject to forfeiture, refund or other concessions; and

(d) there is a signed contract.

Search service revenue is generated as users click on certain search results, giving rise to direct revenue or a revenue share earned by the Company. Revenue from such clicks is recognized as the clicks occur, provided collectibility of the related revenue is reasonably assured.

Banner advertising revenue is generated from advertising delivered on a Web page, at an agreed rate per thousand impressions delivered, or based on user clicks on displayed advertising banners. Revenue from advertising arrangements is recognized as the impressions are delivered or as clicks on displayed advertising banners occur, provided that no significant Company obligations or commitments relating to a minimum number of impressions remain and collection of the resulting account receivable is reasonably assured.

Revenue from sponsorships is recognized ratably over the terms of the related contracts.

k) Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

l) Foreign currency translation

The functional currency and reporting currency of the Company is the U.S. dollar. The functional currency of the Company's subsidiaries are the local currency. Accordingly, the financial statements of the Company's subsidiaries have been translated into the reporting currency as follows: assets and liabilities have been translated at the exchange rate in effect at the end of each period and revenue and expenses have been translated at the average exchange rate for each period. All gains or losses from the translation of the consolidated financial statements into the reporting currency have been included in the cumulative translation adjustment during the year resulting solely from the application of this translation method.

m) Foreign currency transactions

Transactions concluded in currencies other than the functional currency have been translated as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the end of each period and revenue and expenses have been translated at the average exchange rate for each period; non-monetary assets and liabilities have been translated at the rates prevailing at the date of the transaction. Exchange gains and losses arising from such transactions are included in earnings for the period.

n) Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Actual results could differ from those estimates.

o) Earnings (loss) per share

Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the calculation of earnings (loss) per share. These new recommendations do not result in any changes to the way in which basic net earnings (loss) per share is calculated. However, the new recommendations do affect the calculation of diluted net earnings (loss) per share.

This method requires that diluted net earnings (loss) per share be calculated using the treasury stock method, as if all dilutive potential common shares had been exercised at the later of the beginning of the reporting period or date of issuance, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

This change, which has been applied retroactively, did not result in any change in diluted net earnings (loss) per share for the years ended December 31, 2000 and 1999.

p) Capital stock

On July 11, 2001, the Board of Directors, upon approval of the shareholders, approved articles of amendment consolidating the Company's issued and outstanding common shares on a basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares. The reverse stock split was effective immediately. In addition, all references in the financial statements and notes thereto regarding the number of shares and per share amounts, stock option data and market prices have been restated to reflect this reverse stock split.

q) Stock-based compensation

The Company maintains a stock-based compensation plan, which is described in note 13. Under accounting principles generally accepted in Canada, no compensation cost is recognized for this plan when shares are issued to employees. Any consideration received from plan participants is credited to capital stock.

(expressed in U.S. dollars)

2 Summary of significant accounting policies (continued)

r) New accounting standards (Canadian)

In July 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Section 1581, "Business Combinations", and Section 3062, "Goodwill and Other Intangibles", which are required to be implemented effective July 1, 2001 and January 1, 2002, respectively. Section 1581 requires that all business combinations be accounted for by the purchase method. Section 3062 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions which may affect classification of intangible assets, as well as the balance of goodwill. The ongoing impact will be that goodwill will no longer be amortized, but instead will be tested annually for impairment. The requirements will be applied prospectively from the effective date. The FASB has issued similar standards.

In November 2001, the CICA issued Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption and requires direct awards of stock to employees and stock-based payments to non-employees, to be accounted for using a fair value-base method. The Company has not yet assessed the impact of the adoption of this new guideline.

In November 2001, the CICA revised Section 1650, "Foreign Currency Translation", which is effective for fiscal years on or after January 1, 2002. The revised standard no longer permits the deferral and amortization of unrealized exchange gains and losses that arise on the translation of long-term foreign currency denominated monetary assets and liabilities. Under the new rules, such gains and losses must be reported in earnings as they arise. Adopting this revised standard will not have a significant impact on the Company's financial statements.

In November 2001, the CICA issued Accounting Guideline No.13, "Hedging Relationships", which shall be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2002. This new accounting guideline establishes the basic criteria that must be met before hedge accounting can be used. It also describes the types of exposures that can be hedged and the types of instruments that qualify as hedges, sets detailed designation and documentation requirements, and requires formal effectiveness testing. he Company has not yet assessed the impact of the adoption of this new guideline.

s) Reclassification

Certain comparative figures have been reclassified to conform with the current year's presentation.

3 Marketable securities

On August 30, 1999, the Company acquired 715,000 Series H-1 voting preferred shares of interWAVE Communications International Ltd. ("interWAVE") at a price of $7.00 per share which were converted into common shares on a one-for-one basis on August 3, 2000.

On January 20, 2000, the Company acquired another tranche of 715,000 common shares of interWAVE at a price of $1.00 per share by exercising 715,000 warrants. In 2000, the Company sold 60,000 shares of interWAVE for cash proceeds of $278,450.

In 2001, the Company sold 1,056,436 shares of interWAVE for cash proceeds of $1,360,873. As well during 2001, the Company purchased 6,000 units of interWAVE for $5,470.

As at December 31, 2001, the Company owned 319,564 common shares of interWAVE. As at December 31, 2001, the Company wrote down a portion of the value of the securities to their net realizable value, the market price of the shares at December 31, 2001.

4 Accounts receivable

Accounts receivable comprise the following:

	2001	2000
	$	$
Trade accounts receivable	**2,565,030**	4,286,393
Allowance for doubtful accounts	**(532,003)**	(297,307)
	2,033,027	3,989,086
Other		
Receivable from a company owned by a director	-	10,849
Interest and management fees receivable from a significantly influenced company	-	91,132
Other	**45,688**	86,425
	2,078,715	4,177,492

(expressed in U.S. dollars)

5 Prepaid expenses and other assets

Prepaid expenses and other assets comprise the following:

	2001 $	2000 $
Prepaid expenses	**123,767**	196,746
Deposit on lease facility (note 5a)	**59,968**	324,955
Notes receivable (note 5b)	**-**	303,748
Other assets	**87,328**	115,558
	271,063	941,007

a) The Company issued a letter of credit to a landlord as a guarantee for the lease. This irrevocable letter of credit shall be in force throughout the entire term of the lease, which expires in June 2011.

b) In 2000, the Company advanced $300,000 bearing interest at 12%, guaranteed by a hypothec on the universality of the grantor's movable property, present and future. In 2001, the grantor was in default and the Company exercised its rights by calling the collaterals and wrote down entirely its notes receivable.

6 Investments

Investments comprise the following:

	2001 $	2000 $
Investment in non-public companies, at cost (note 6a)	**1,365,449**	1,365,449
Write-down of investment	**(1,365,449)**	-
Investment in non-public companies subject to significant influence (note 6 b)		
Shares, at cost	**3,338,083**	2,749,489
Interest receivable	**55,561**	22,481
Cumulative share of net losses	**(1,169,086)**	(950,430)
Cumulative write-down of investments	**(1,122,749)**	(628,682)
	1,101,809	1,192,858
Investment in a public company subject to significant influence (note 6 c)		
Shares, at cost	**2,739,538**	2,739,538
Note receivable	**344,914**	344,914
Cumulative share of net losses	**(1,587,301)**	(1,056,985)
Cumulative write-down of investment and note receivable	**(1,497,151)**	-
	-	2,027,467
	1,101,809	4,585,774

Master option agreement

Part of the compensation package originally offered to the former President of the Company and the former CEO and Chairman of the Company was provided under the terms of a Master Option Agreement, dated December 7, 1999, among Intasys Corporation, Intasys Capital Corporation and 3354717 Canada Inc., a company controlled by these former executives, (the "Master Option Agreement"). A copy of the Master Option Agreement was attached as an exhibit to the Company's 1999 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. As of November 17, 2000, both officers had waived all salary entitlement and had agreed to directly link their compensation to the Company's performance. In consideration for same, the Company agreed to amend the terms of the Master Option Agreement such that the eligible percentage under option was increased from 10% to 20% except with regard to the Company's holdings in interWAVE Communications International Ltd. and Mamma.com Inc. where the eligible percentage under option is 10% and 7.5%, respectively.

On March 16, 2001, the President resigned as an Officer and Director of the Company. On October 30, 2001, the CEO resigned as Officer and Chairman of the Company. No cash compensation was paid following to their departures and the Company and the parties to the Master Option Agreement agreed to terminate the Master Option Agreement and enter into separate option agreements.

Under the revised terms of the former President's option agreement, he is entitled to purchase, at an exercise price equal to the Company's investment cost, 3% of the Company's initial holdings in Tri-Link Technologies and LTRIM Technologies Inc. (5% of the Company's holdings in interWave International Communications, Inc). With regard to the Company's wholly owned subsidiary, Mamma.com Inc., he has the right to receive 7.5% of any amount received by the Company over and above the first $15,000,000, on a cash basis, received pursuant to a sale of Mamma.com Inc. The option terminates on February 28, 2004 or earlier upon the occurrence of certain events described in the option agreement.

Under the revised terms of the former CEO and Chairman's option agreement, he retains an option to purchase, at an exercise price equal to the Company's investment cost, a portion (15% until December 31, 2002, thereafter 5%) of the Company's initial investments in Tri-Link Technologies Inc. and LTRIM Technologies Inc. The option terminates upon certain events including the event that he resigns as the Company's nominee to the board of each of these companies. Regarding the Company's wholly-owned subsidiary, Mamma.com Inc., he is entitled to receive 2% of the Company's proceeds from any sale of its equity interest in Mamma.com Inc. provided that such sale is made for an amount equal to or greater than $6,500,000 and pursuant to an offer accepted by Intasys' Board of Directors on or prior to June 30, 2002. He remains a director of the Company and continues to hold 100,000 options to purchase shares of the Company's common stock at an exercise price of $1.50 per share.

(expressed in U.S. dollars)

6 Investments (continued)

The fair value of the option has been estimated using the Black-Scholes option pricing model and amortized to expense over the estimated option vesting period (3 years). This has been accounted for by the Company as compensation expense and is marked to its market value at the end of each accounting period.

a) On September 25, 2000, the Company acquired 1,501,224 preference shares of Tri-Link Technologies Inc. representing 11.25% of its equity for $1.35 million. As at December 31, 2001, the Company wrote off the entire value of its investment due to an other than temporary decline in its value.

b) On February 23, 2001, the Company acquired 207,323 preference shares of LTRIM Technologies Inc. ("LTRIM") for a cash consideration of $588,594. After this second phase of investment the Company has a cumulative equity position of approximately 27% of LTRIM.

On May 4, 2000, the Company acquired a 6% secured debenture of CA$1.0 million (US$635,880) convertible into 15% of the equity of LTRIM. Subsequently, the Company sold a portion of its nominal debenture at cost for an amount of CA$150,000 (US$100,000) representing 2.25% of the equity of LTRIM.

On May 16, 2000, the Company acquired 2,783,505 Class "A" shares of uPath.com Inc. for CA$1.0 million (US$687,990) representing 30% of the equity on a fully diluted basis. During 2001, the Company wrote off a portion of its investment to its net realizable value.

During 2000, the Company acquired a total of 2,200,000 Class "A" shares of ESP Media Inc. in a three-phase process for an amount of CA$2.2 million (US$1,480,874) representing 26.7% on a fully diluted basis. As at December 31, 2000, the investment was entirely written down due to an other than temporary decline in its value.

c) On March 30, 2000, the Company acquired a nominal 6% secured debenture of $2.625 million issued by TechnologyEvaluation.com ("TEC.com") for a cash consideration of $1.625 million and in exchange for a $1.0 million note receivable and accrued interest.

On November 9, 2000, TECE, Inc. ("TECE"), a publicly traded corporation listed on the OTC BB in the United States under the symbol TENC, acquired a controlling interest in TEC.com from certain of its major shareholders, including Intasys Corporation. As part of the transaction, the Company transferred its $2.625 million secured convertible debenture plus accrued interest in an amount of $114,538 in exchange for 6,522,710 shares of TECE's common stock. At the same time, the Company subscribed to a non-interest-bearing note receivable of $344,914. The note receivable was issued for a cash consideration of $250,000 and a fee of $94,914. During 2001, the investment was entirely written down due to an other than temporary decline in its value. Moreover the advances of $907,227 were written down to nil.

7 Acquisitions

a) Purchase of Mamma.com Inc.

On November 29, 1999, the Company acquired 92,672 Class A common shares and all of the Class A preferred shares of Mamma.com Inc., a company providing meta search engine and advertising services on the Internet. These shares represent a 69% voting interest in Mamma.com Inc. Total consideration was $27,146,900. On December 8, 1999, pursuant to a certificate of amendment, Mamma.com Inc. split its shares on a 50-for-one basis.

The purchase price was satisfied by an $11,885,412 cash payment and the issuance of 381,537 common shares of the Company valued at $40.00 per share. This acquisition has been accounted for using the purchase method. The operating results of Mamma.com Inc. since November 29, 1999 are included in the consolidated statement of operations for the year ended December 31, 1999.

The net assets acquired were as follows:

	$
Cash	5,933,756
Accounts receivable and sundry receivable	910,096
Prepaid expenses and other assets	242,206
Capital assets	381,303
Goodwill	22,582,366
Accounts payable and accrued liabilities	(854,012)
Non-controlling interest	(2,048,815)
	27,146,900

During 2000, the Company wrote down $8,586,073 of goodwill.

In 2001, the Company acquired the remaining minority shareholders' interest in Mamma.com Inc. for a cash consideration of $1,263,946 and issuance from treasury of 436,898 Intasys common shares valued at $2.50. This step acquisition has been accounted for using the purchase method. Simultaneously, the Company acquired all the outstanding options of Mamma.com Inc. interest for a cash consideration of $158,221 and issuance of 42,977 of Intasys options. The purchase price of the remaining shareholders' interest in Mamma.com Inc. resulted in recording an additional $1,255,353 of goodwill. In 2001, the Company wrote down the remaining balance $1,255,353 of goodwill.

Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

8 Capital assets

			2001
	Cost $	**Accumulated amortization $**	**Net $**
Computer equipment and software	**1,766,666**	**1,016,700**	**749,966**
Furniture and fixtures	**583,913**	**411,724**	**172,189**
Leasehold improvements	**673,617**	**468,298**	**205,319**
Billing technology software	**5,304,475**	**5,300,633**	**3,842**
	8,328,671	**7,197,355**	**1,131,316**

			2000
	Cost $	Accumulated amortization $	Net $
Computer equipment and software	1,686,035	716,476	969,559
Furniture and fixtures	732,375	342,224	390,151
Leasehold improvements	662,779	395,679	267,100
Billing technology software	5,344,913	5,326,740	18,173
	8,426,102	6,781,119	1,644,983

9 Goodwill

			2001
	Cost $	**Accumulated amortization $**	**Net $**
Goodwill	**24,163,800**	**24,163,800**	**-**
	24,163,800	**24,163,800**	**-**

			2000
	Cost $	Accumulated amortization $	Net $
Goodwill	22,908,447	16,708,447	6,200,000
	22,908,447	16,708,447	6,200,000

(See note 7)

10 Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

	2001 $	2000 $
Trade accounts payable	**1,439,468**	2,300,563
Other		
Accrued employee costs	**578,846**	791,486
Directors and officers payable	**6,287**	-
Payable to companies owned by current and/or former directors and/or officers	**20,594**	91,712
Other	**181,517**	173,197
	2,226,712	3,356,958

(expressed in U.S. dollars)

11 Restructuring charges

In 2001, the Company continued to reduce its fixed costs by terminating certain employees and moving its head office to its subsidiary Mamma.com Inc.

In 2000, as part of the Company's strategy of tailoring its billing solution to the wireless marketplace, the Company closed an office in the United Kingdom and a total of 10 employees were terminated. Also, in order to reduce its fixed costs in Montreal, the Company decided to sublease a portion of its facility. In 1999, the Company closed its Atlanta (Latitude), Ottawa and Mississauga offices and a total of 19 employees were terminated. The Company's North American billing software sales and consulting operations were consolidated in Montreal (Canada).

As at December 31, 2001, the reserve for restructuring is comprised of the following amounts:

	Write-downs of capital assets $	Severance costs $	Facilities' closure costs $	Other costs $	Total $
Balance, December 31, 1999	-	123,603	135,618	113,039	372,260
Restructuring charges	485,542	193,625	350,000	-	1,029,167
Payments	-	(123,603)	(135,618)	(71,933)	(331,154)
Non-cash asset write-down	(485,542)	-	-	-	(485,542)
Balance, December 31, 2000	-	193,625	350,000	41,106	584,731
Restructuring charges	54,151	30,887	99,368	-	184,406
Payments	-	(174,436)	(350,813)	(24,670)	(549,919)
Non-cash asset write-down	(54,151)	-	-	-	(54,151)
Balance, December 31, 2001	-	50,076	98,555	16,436	165,067

12 Capital stock

On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding common shares on the basis of one post-consolidation common share for every ten pre-consolidation common shares.

The Company's stock option plan is administered by the Compensation Committee, which is a subcommittee of the Board of Directors. The Compensation Committee will designate eligible participants to be included under the plan, and will designate the number of options and the share price pursuant to the new options, subject to applicable securities laws and stock exchange regulations. The options, when granted, will have an exercise price of no less than the market price of shares at the date of grant and a life not exceeding 10 years. The total number of common shares reserved for issuance pursuant to options granted under the plan in any fiscal year shall not exceed 10% of the issued and outstanding common shares at the date of the grant or proposed grant of the option. Information with respect to stock option activity for 1999, 2000 and 2001 is as follows:

	Number of options	Weighted average price per option $
Options		
Outstanding – December 31, 1998	149,565	12.70
Granted	187,500	52.00
Exercised	(46,940)	11.60
Expired	(25,100)	29.10
Outstanding – December 31, 1999	265,025	39.20
Granted	255,725	9.70
Exercised	(45,825)	16.10
Expired	(21,000)	51.30
Forfeited	(151,400)	51.30
Outstanding – December 31, 2000	302,525	11.10
Granted	451,750	2.29
Exercised	-	-
Forfeited	(302,525)	(11.10)
Outstanding – December 31, 2001	451,750	2.29

On July 18, 2001, 141,250 options held by employees were forfeited and 190,725 new options were issued to the same employees on the same date with different vesting periods and exercise prices.

Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

12 Capital stock (continued)

For various price ranges, the weighted average characteristics of outstanding stock options at December 31, 2001 were as follows:

		Outstanding options		Exercisable options	
Range of exercise price	Number of options	Remaining life (years)	Weighted average price	Number of options	Weighted average price
$			$		$
1.00-2.00	400,500	9.50	1.50	264,575	1.50
3.00-4.00	10,000	9.50	3.75	10,000	3.75
6.00-7.00	2,000	5.92	6.70	2,000	6.70
8.00-9.00	28,750	9.00	8.00	28,750	8.00
15.00-16.00	10,500	9.83	15.82	10,500	15.82
Total:	451,750			315,825	

The total number of non-exercisable options as of December 31, 2001 is 135,925 and these options will vest ratably until October 2003. The remaining options vested immediately upon grant.

The outstanding options expire between June 30, 2002 and October 30, 2011.

The Company issued warrants that have been sold in connection with private placements and the previous issuances of convertible debt. Each warrant is convertible into one common share at exercise prices ranging from $2.40 to $66.30 per share. During 2001, 465,449 warrants expired unexercised and were therefore cancelled. Information with respect to warrant activity for 1999, 2000 and 2001 is as follows:

	Number of options	Weighted average price per warrant $
Outstanding - December 31, 1998	285,343	24.50
Issued	667,900	41.40
Exercised	(237,898)	27.50
Outstanding - December 31, 1999	715,345	39.60
Issued	19,600	35.00
Exercised	(186,071)	37.60
Expired	(82,000)	32.50
Outstanding - December 31, 2000	466,874	46.10
Issued	1,340,000	2.50
Exercised	-	-
Expired	(465,449)	(46.10)
Outstanding - December 31, 2001	1,341,425	2.50

For various price ranges, the weighted average characteristics of outstanding warrants at December 31, 2001 were as follows:

		Outstanding warrants	
Range of exercise price	Warrants	Remaining life (years)	Weighted average price
$			$
2.01-3.00	1,340,000	1.04	2.50
30.00-31.00	1,425	1.50	30.80
	1,341,425		

The outstanding warrants expire between August 14, 2002 and August 14, 2003.

13 Additional paid-in capital and deferred stock-based compensation

On August 15, 2001, the Company appointed Global Capital Securities to render financial services for an 18-month period terminating on January 31, 2003. Consideration for the consulting services was through the issuance of 150,000 common shares and 250,000 warrants with an exercise price of $2.75 per share. The cost of consulting services representing the fair value of the issuance is recorded as paid-in capital in equity and will be revaluated at each balance sheet date and expensed over the 18-month contract.

Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

14 Loss per share

Loss per share is calculated using the weighted average number of shares outstanding post-consolidation (note 12) during the year. The number of shares outstanding is retroactively calculated post-consolidation for years 2000 and 1999.

The outstanding options of 451,750 (2000 - 302,525 and 1999 - 265,025) and outstanding warrants 1,341,425 (2000 - 466,874 and 1999 - 715,345) were not included in the calculation of weighted average number of common shares since the effect would be anti-dilutive.

	2001	2000	1999
Weighted average number of common shares	**3,206,996**	2,692,364	1,589,058

15 Revenue

	2001 $	2000 $	1999 $
Billing licenses	**5,140,503**	4,335,092	3,639,601
Billing services	**1,794,280**	1,829,084	336,254
Search services	**2,749,037**	3,181,139	126,849
Banner advertising	**1,324,463**	4,138,355	318,346
Other	**969,776**	947,884	602,772
Total	**11,978,059**	14,431,554	5,023,822

16 Unrealized loss on marketable securities, investments and write-down of advances

	2001 $	2000 $	1999 $
Unrealized loss on:			
Marketable securities	**640,005**	3,387,305	-
Investments	**3,356,667**	628,682	-
Write-down of advances	**907,227**	-	-
Total	**4,903,899**	4,015,987	-

17 Statement of cash flows

In 2001, the Company's non-cash activities consisted of: shares issued on the acquisition of the minority interest of Mamma.com Inc. in the amount of $1,092,245; shares issued in lieu of fees related to private placement in the amount of $81,000; shares issued in lieu of compensation to a former officer in the amount of $164,000; shares issued in lieu of financial fees in the amount of $72,000; interest income in the amount of $33,080 was recorded in investments. The write-down of capital assets of $54,151 related to restructuring charges in the statement of operations is included in amortization and write-down of capital assets in the statement of cash flows.

In 2000, the Company's non-cash activities consisted of interest in the amount of $137,019 and fees of $94,914 which were capitalized into investments. The write-down of capital assets of $485,542 related to restructuring charges in the statement of operations are included in amortization and write-down of capital assets in the statement of cash flows.

In 1999, the Company's non-cash activities consisted of: shares issued on the acquisition of Mamma.com Inc. in the amount of $15,261,488; shares issued in lieu of fees related to private placement in the amount of $2,180,717; shares issued on conversion of convertible debt in the amount of $1,103,394; shares issued in the amount of $200,000 to finalize purchases of Latitude Group Inc. and Domus Software Limited; and shares issued in lieu of interest in the amount of $16,636. The write-down of capital assets of $123,742 related to restructuring charges in the statement of operations is included in amortization and write-down of capital assets in the statement of cash flows.

18 Change in non-cash working capital items

	2001 $	2000 $	1999 $
Decrease (increase) in assets:			
Marketable securities	**1,360,873**	-	-
Accounts receivable	**1,951,052**	(2,197,825)	(59,433)
Work in progress	**176,136**	(178,502)	-
Prepaid expenses and other assets	**337,119**	891,495	(1,327,998)
Increase (decrease) in liabilities:			
Accounts payable and accrued liabilities	**(968,386)**	1,487,761	93,506
Income taxes payable	**(93,310)**	113,484	-
Deferred revenue	**(966,030)**	1,227,888	30,330
Reserve for restructuring	**(419,664)**	212,471	372,260
Change in non-cash working capital items	**1,377,790**	1,556,772	(891,335)

Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

19 Income taxes

A reconciliation of the combined Canadian federal and provincial income tax rate with the Company's effective income tax rate is as follows:

	2001	2000	1999
Expected statutory recovery rate	31%	31%	44%
	$	$	$
Expected recovery of income taxes	(4,557,608)	(9,958,194)	(3,460,000)
Effect of non-deductible expenses:			
Amortization and write-down of goodwill	2,311,160	5,057,194	
Non-controlling interest	(55,122)	(445,477)	
Other	273,368	70,000	143,000
Benefit of temporary difference not recognized	2,049,639	3,121,921	2,955,000
Effect of change in income tax rate	-	2,044,139	
Effect of foreign tax rate differences	(116,714)	223,703	362,000
Provision for income taxes	(95,277)	113,286	-

The major components of the future tax benefit classified by the source of temporary differences that gave rise to the benefit are as follows:

	2001 $	2000 $	1999 $
Canada			
Accounting amortization in excess of tax amortization	2,197,000	2,120,000	1,825,000
Net operating losses (expiring 2002-2008)	4,760,100	3,916,000	3,050,000
Net capital losses (unlimited)	1,556,000	1,293,000	2,123,000
Unrealized loss on marketable securities	2,202,165	1,270,011	-
Research and development expenses	159,581	269,000	-
Restructuring expenses	40,405	108,000	-
Share of results of companies subject to significant influence	855,000	622,299	-
Loss on equity disposal of a subsidiary	278,730	278,730	-
	12,048,981	9,877,040	6,998,000
United Kingdom			
Net operating losses (unlimited)	308,000	547,000	265,000
United States			
Net operating losses (expiring 2017)	1,537,000	1,537,000	1,422,000
Australia			
Net operating losses (unlimited)	37,332	-	119,000
Ukraine			
Net operating losses (unlimited)	79,366	-	-
Total	14,010,679	11,961,040	8,804,000
Valuation allowance	(14,010,679)	(11,961,040)	(8,804,000)
Total future income tax asset	-	-	-

20 Research and development expenses and tax credits

The following details the net research and development expenses included in the statements of operations:

	2001 $	2000 $	1999 $
Research and development expenses	1,775,113	2,279,616	1,558,205
Tax credits	1,880	67,398	91,542
Net research and development expenses	1,773,233	2,212,218	1,466,663

Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

21 Segment information

The Company has three reportable segments: Investment Management, Internet Media and Billing Systems. The Company evaluates each operating segment's performance based on operating revenue from external customers, operating income (loss) before amortization, and identifiable assets.

A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements for the year ended *December 31, 2001, 2000 and 1999* is as follows:

	2001			
	Investment Management $	**Internet Media $**	**Billing Systems $**	**Total $**
Revenue	24,222	4,183,770	7,770,067	11,978,059
Cost of goods sold, selling and administrative	1,251,368	3,996,109	6,233,320	11,480,797
Net research and development	-	776,607	996,626	1,773,233
Amortization and write-down of capital assets	63,911	175,901	344,449	584,261
Restructuring charges	161,963	-	22,443	184,406
	1,477,242	4,948,617	7,596,838	14,022,697
Interest expense	9,645	-	9,094	18,739
Interest revenue	(90,237)	(83,269)	(16,856)	(190,362)
Non-controlling interest	(177,698)	-	-	(177,698)
Share of result of companies subject to significant influence	748,972	-	-	748,972
Loss on equity disposal of a subsidiary	-	-	-	-
Realized gain on marketable securities	(101,581)	-	-	(101,581)
Unrealized loss on marketable securities, investments and write-down of advances	4,903,899	-	-	4,903,899
	5,293,000	(83,269)	(7,762)	5,201,969
Profit (loss) before income taxes and amortization and write-down of goodwill	(6,746,020)	(681,578)	180,991	(7,246,607)
Provision for (recovery) of current income taxes	-	(8,633)	(86,644)	(95,277)
Profit (loss) before amortization and write-down of goodwill	(6,746,020)	(672,945)	267,635	(7,151,330)
Amortization and write-down of goodwill (net of income taxes of nil)	7,455,353	-	-	7,455,353
Profit (loss) for the year	(14,201,373)	(672,945)	267,635	(14,606,683)
Revenue				
Canada	24,222	-	111,760	135,982
United States	-	4,183,770	273,074	4,456,844
United Kingdom	-	-	4,799,944	4,799,944
Australia	-	-	2,585,289	2,585,289
	24,222	4,183,770	7,770,067	11,978,059
Major customers				
Canada	-	-	-	-
United States	-	-	-	-
United Kingdom	-	-	-	-
Australia	-	-	-	-
	-	-	-	-

In 2001, no customer represented over 10% of total revenue.

Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

2000				1999			
Investment Management $	Internet Media $	Billing Systems $	Total $	Investment Management $	Internet Media $	Billing Systems $	Total $
121,970	7,550,300	6,759,284	14,431,554	-	474,486	4,549,336	5,023,822
3,343,841	8,339,422	8,606,351	20,289,614	1,999,697	393,892	6,946,174	9,339,763
-	915,696	1,296,522	2,212,218	-	58,640	1,408,023	1,466,663
1,404,048	170,530	387,907	1,962,485	1,192,524	7,689	246,615	1,446,828
835,542	-	193,625	1,029,167	79,537	-	566,655	646,192
5,583,431	9,425,648	10,484,405	25,493,484	3,271,758	460,221	9,167,467	12,899,446
-	-	12,347	12,347	30,390	-	-	30,390
(539,845)	(173,006)	(1,223)	(714,074)	(313,692)	-	(41,820)	(355,512)
(1,436,096)	-	-	(1,436,096)	(24,716)	-	-	(24,716)
2,007,415	-	-	2,007,415	-	-	-	-
-	-	898,550	898,550	-	-	-	-
(36,381)	-	-	(36,381)	-	-	-	-
4,015,987	-	-	4,015,987	-	-	-	-
4,011,080	(173,006)	(909,674)	4,747,748	(308,018)	-	(41,820)	(349,838)
(9,472,541)	(1,702,342)	(4,634,795)	(15,809,678)	(2,963,740)	14,265	(4,576,311)	(7,525,786)
-	11,458	101,828	113,286	-	-	-	-
(9,472,541)	(1,713,800)	(4,736,623)	(15,922,964)	(2,963,740)	14,265	(4,576,311)	(7,525,786)
16,313,528	-	-	16,313,528	338,887	-	-	338,887
(25,786,069)	(1,713,800)	(4,736,623)	(32,236,492)	(3,302,627)	14,265	(4,576,311)	(7,864,673)
121,970	-	52,579	174,549	-	-	117,158	117,158
-	7,550,300	252,463	7,802,763	-	474,486	559,609	1,034,095
-	-	2,899,471	2,899,471	-	-	2,920,861	2,920,861
-	-	3,554,771	3,554,771	-	-	951,708	951,708
121,970	7,550,300	6,759,284	14,431,554	-	474,486	4,549,336	5,023,822
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	1	1
-	-	1	1	-	-	1	1
-	-	1	1	-	-	2	2

(expressed in U.S. dollars)

22 Contingencies and commitments

a) Contingencies

i) In July 2000, Intasys and its wholly owned Delaware subsidiary, Intasys Management Systems, Inc., completed a series of transactions with Lamya Management Limited and related parties pursuant to which, inter alia, Intasys acquired rights in certain software, trademarks and other intellectual property rights. Pursuant to this, Intasys Management Systems, Inc. hired Sami Shamma as its President and CEO. In October 2000, Mr. Shamma was terminated for cause and in January 2001, Intasys and Intasys Management Systems, Inc. ("Claimants") initiated arbitration proceedings against Mr. Shamma and certain other persons and entities related to him ("Respondents"). The Claimants seek damages in excess of $1,472,553 arising out of Mr. Shamma's alleged conduct, alleged breach of various duties and related matters, and such other relief as the Arbitrator deems appropriate. In addition and further to Mr. Shamma's termination, the Claimants were entitled to and did purchase the shares previously held by Mr. Shamma in Intasys Management Systems, Inc. As a result of his termination for cause and pursuant to the agreements entered into with Mr. Shamma, these shares were purchased at book value, a nominal amount, and Intasys is now the sole shareholder of Intasys Management Systems, Inc.

The Respondents have filed a statement of defense denying the Claimants' allegations and counterclaiming for damages in excess of $22,880,000, including punitive damages, and such other relief as the Arbitrator deems proper. The Respondents also claim that the purchase of the above-mentioned shares should be at their fair market value.

The arbitration trial was scheduled to commence on February 11, 2002 but as a result of Mr. Shamma's failure to pay arbitration fees, the arbitration case has been suspended until at least April 8, 2002 and may only resume upon Mr. Shamma complying with certain conditions ordered by the arbitration panel, including the payment of outstanding fees. Management believes its positions are meritorious and intends to continue to prosecute its claim and defend the Respondents' counterclaim vigorously.

ii) On May 6, 1996, a claim in an unspecified amount was filed in Florida in connection with the Company's previously discontinued operation of disinfectant products.

The Company's petition for a motion to dismiss the case was denied by the trial judge. As at December 31, 2001, the petition was still in front of the Florida Court of Appeal. Management considers this claim to be frivolous and without merit. No estimate of potential loss, if any, is possible.

b) Commitments

The Company is committed under operating lease agreements. Future minimum payments under these leases as of December 31, 2001 are as follows:

	$
Years ending December 31, 2002	213,348
2003	208,066
2004	163,009
2005	11,044
2006	-
Thereafter	-

Rental expense related to operating leases amounted to approximately $218,062, $272,468 and $309,443 for 2001, 2000 and 1999, respectively.

23 Financial instruments

Currency risk

The Company operates internationally and is exposed to market risks principally from changes in foreign currency rates. The Company does not hold any financial instruments that mitigate this risk.

Credit and concentration risks

The Company is exposed to credit risk on accounts receivable from its customers. The Company and its subsidiaries are engaged primarily in the licensing of specialized computer software and meta search engine distributing search results over the Internet. The Company performs ongoing credit evaluation of its customers' financial condition and generally requires no collateral from its customers.

Short-term financial instruments

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short maturities of those instruments.

Interest rate risks

As at December 31, 2001, the Company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rates
Marketable securities	Non-interest bearing
Accounts receivable	Non-interest bearing
Prepaid expenses and other assets	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

24 Related party transactions

Details of related party transactions not otherwise disclosed in the financial statements are as follows:

	2001 **$**	2000 $	1999 $
Companies owned by current and/or former directors and/or officers			
Disposal of investment	-	100,000	-
Revenue	**(1,134)**	9,668	-
General and administrative expenses	**188,840**	404,254	262,888
Reserve for restructuring	**6,276**	-	-
Company subject to significant influence			
Revenue	**10,106**	108,388	-
Interest revenue	**30,894**	106,738	-

All related party transactions occurred in the normal course of operations and were measured at the exchange amount, which represents the amount of consideration agreed upon by the parties.

25 United States generally accepted accounting principles

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP).

Additional disclosures required under U.S. GAAP have been provided in the accompanying financial statements and notes. In addition, the following summarizes differences between Canadian and U.S. GAAP and other required disclosures under U.S. GAAP.

The following summary sets out the material adjustments to the Company's reported net loss and net loss per share which would be made to conform with U.S GAAP:

	2001 **$**	2000 $	1999 $
Loss for the year in accordance with Canadian GAAP	**(14,606,683)**	(32,236,492)	(7,864,673)
a) Stock-based compensation costs	**(288,000)**	(1,673,694)	-
a) Non-controlling interest	-	636,004	-
a) Share of results of companies subject to significant influence	-	(512,427)	-
b) Unrealized loss on marketable securities	**640,005**	3,387,305	-
Loss in accordance with U.S. GAAP	**(14,254,678)**	(30,399,304)	(7,864,673)
Basic and diluted loss per share under U.S. GAAP	**(4.44)**	(11.29)	(4.95)
Other comprehensive income (loss)			
b) Unrealized holding loss on marketable securities	**(640,005)**	(3,387,305)	-
c) Foreign currency translation adjustment	**(72,901)**	(170,304)	-
	(712,906)	(3,557,609)	-
Loss in accordance with U.S. GAAP	**(14,254,678)**	(30,339,304)	(7,864,673)
Comprehensive loss	**(14,967,584)**	(33,896,913)	(7,864,673)

(expressed in U.S. dollars)

25 United States generally accepted accounting principles (continued)

The effect of these adjustments on the balance sheets of the Company are as follows:

Balance sheets

	As at December 31, 2001 (Canadian GAAP) $	As at December 31, 2001 (U.S. GAAP) $	As at December 31, 2000 (Canadian GAAP) $	As at December 31, 2000 (U.S. GAAP) $
Total assets	**7,139,984**	**6,627,557**	23,642,904	23,130,477
Current liabilities *a)*	**2,704,141**	**2,704,141**	5,313,391	5,313,391
Non-controlling interest *a)*	-	-	1,528,942	892,938
Total liabilities	**2,704,141**	**2,704,141**	6,842,333	6,206,329
Capital stock *d)*	**68,077,781**	**84,847,351**	63,502,772	80,272,344
Additional paid-in capital	**339,550**	**1,665,242**	2,180,976	3,854,670
Deferred stock-based compensation *a)*	**(418,727)**	**(418,727)**	-	-
Cumulative translation adjustment	**(243,205)**	-	(170,304)	-
Accumulated other comprehensive loss b) c)	-	**(4,270,515)**	-	(3,557,609)
Deficit *d)*	**(63,319,556)**	**(77,899,935)**	(48,712,873)	(63,645,257)
Total shareholders' equity	**4,435,843**	**3,923,416**	16,800,571	16,924,148
Total liabilities and shareholders' equity	**7,139,984**	**6,627,557**	23,642,904	23,130,477

a) Stock-based compensation costs

Grant of options

Under U.S. GAAP, the Company has elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no compensation cost is recognized. Any such adjustment related to the subsidiary of the Company also creates an adjustment in non-controlling interest, and share of results of companies subject to significant influence.

Repricing of options

Under U.S. GAAP, the repricing of options requires the plan to be considered a variable plan. Variable plan accounting requires that compensation expense be recognized for the difference between the market price on the day of repricing and the exercise price of the option. Compensation cost is amortized to expense over the appropriate vesting period and adjusted on subsequent financial reporting dates, based on the market price of the shares. Under Canadian GAAP, no such compensation expense is recognized.

b) Short-term investments

Under U.S. GAAP, the short-term investments would be classified as "available-for-sale" securities. Consequently, these securities would be carried at fair value, with any unrealized holding gains or losses at each balance sheet date being reflected in other comprehensive income (loss) on a net of tax basis. Under Canadian GAAP, short-term investments are carried at the lower of cost and market value.

c) Comprehensive loss

U.S GAAP requires disclosures of comprehensive loss which comprises loss and other components of comprehensive loss. Under Canadian GAAP, there is no requirement to report comprehensive loss. The Company has no items which require adjustment in this area.

d) Reduction of stated capital

Under U.S. GAAP, the reduction of stated capital in the amount of US$16,769,572 undertaken by the Company on June 28, 1995 would not be permitted.

e) Earings (loss) per share

Under U.S. GAAP, the presentation of per share figures for earnings (loss) before amortization and write down of goodwill is not permitted. In addition, under U.S. GAAP, amortization and and write down of goodwill would be included in the computation of earnings (loss) from operations.

(expressed in U.S. dollars)

25 United States generally accepted accounting principles (continued)

f) New accounting standards (U.S.)

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001 to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of SFAS 142, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead they will be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. This new standard is not expected to have a material impact on the Company.

On June 15, 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligation", which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This new standard is not expected to have a material impact on the Company.

In October 2001, the FASB issued SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets", which supersedes SFAS 121 and the provisions of APB 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", with regard to reporting the effects of a disposal of a segment of a business. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other than by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of earnings but broadens that presentation to a component of an entity. This new standard is effective for fiscal years beginning on December 15, 2001. This new standard is not expected to have a material impact on the Company's financial statements.

Stock-based compensation plans

The Company has adopted the disclosure-only provision of SFAS 123, "Accounting for Stock-Based Compensation". Had compensation cost for options and warrants been determined based on the Black-Scholes option pricing model at the grant date as prescribed by SFAS 123, the Company would have reported a greater compensation expense related to these options and warrants than recorded under APB 25, increasing the Company's loss as follows:

	2001	2000	1999
	$	$	$
Loss under U.S. GAAP	**(14,254,678)**	(30,399,304)	(7,864,673)
Estimated incremental share-based compensation expense	**145,205**	2,739,681	(3,150,000)
Pro forma loss	**(14,109,473)**	(27,659,623)	(11,014,673)
Pro forma basic and diluted loss per share	**(4.40)**	(10.27)	(6.93)

The fair values of all options granted during 2001, 2000 and 1999 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected option life (years)	**3.90**	3.91	4.0
Volatility	**90%**	90%	90%
Risk-free interest rate	**6.0%**	6.0%	5.5%
Dividend yield	**nil**	nil	nil

The fair average values post-consolidation (note 12) at the date of grant for stock options granted during 2001, 2000 and 1999 were $2.42, $6.20 and $40.00 per option, respectively.

Directors
(as at April 9, 2002)

David Goldman [2]
Chairman and Chief Executive Officer
Intasys Corporation
Montreal, Canada

Claude Forget [1]
Business Consultant
Montreal, Canada

Steve Saviuk [2]
Chairman and Chief Executive Officer
Manitex Capital Inc.
Montreal, Canada

Irwin Kramer [1]
President and Chief Executive Officer
iCongo.com Inc.
Montreal, Canada

Robert Raich [1] [2]
Managing Partner
Spiegel Sohmer
Montreal, Canada

Laurent Nadeau
Business Consultant
Montreal, Canada

[1] Member, Audit and Finance Committee
[2] Member, Compensation Committee

Executive Officers

David Goldman
Chairman and Chief Executive Officer

Daniel Bertrand
Vice-President and Chief Financial Officer

David Perez
Vice-President, General Counsel and Secretary

Micheal Tinmouth
Chief Executive Officer
Intasys Billing Technologies

Guy Fauré
Chief Executive Officer
Mamma.com Inc.

Shareholder Information

Transfer Agent
Equity Transfer Services Inc.
120 Adelaide Street West
Suite 420 Toronto, Ontario
M5H 4C3
Telephone: 416-361-0152
Fax: 416-361-0470

Corporate Counsel-United States
Blair & Roach, Attorneys
2645 Sheridan Drive
Tonawanda, New York 14150
USA
Telephone: 716-834-9181
Fax: 716-834-9197

Corporate Counsel-Canada
Goodmans LLP
250 Yonge Street
Suite 2400
Toronto, Ontario
M5B 2M6
Telephone: 416-979-2211
Fax: 416-979-1234

Independent Auditors
PricewaterhouseCoopers LLP
1250 René-Lévesque Blvd. West
Suite 3500
Montreal, Quebec
H3B 2G4
Telephone: 514-205-5000
Fax: 514-938-5709

Annual Meeting
The annual meeting of shareholders will be held at 11:00 a.m. on Thursday, May 23, 2002 at the Hotel Inter-Continental – Room St. François-Xavier, 360 St. Antoine Street West, Montreal, Quebec Canada

Public Marketplaces
Small Cap Market of the Nasdaq Stock Market
Third Market Segment of the Frankfurt and Berlin Stock Exchanges

Trading Symbols
Nasdaq: INTA
Frankfurt and Berlin Stock Exchanges: IYS

2001 Stock Listing and Prices

2001	High	Low
4th Q	$2.43	$1.26
3rd Q	$3.19	$1.40
2nd Q	$5.00	$1.30
1st Q	$8.40	$1.90

All prices are post-consolidation

Intasys Corporation
388 St. Jacques Street West
8th Floor
Montreal, Quebec, Canada
H2Y 1S1
Telephone: 514-874-0888
Fax: 514-874-0886

Intasys Corporation
388 St. Jacques Street West
8th Floor
Montreal, Quebec
H2Y 1S1 Canada

Telephone: (514) 874-0888
Fax: (514) 874-0886

www.intasys.com